

September 30, 2016

Andrew M. Freedman, Esq.
Olshan Frome Wolosky LLP
65 East 55th Street
New York, NY 10022

> **Re: Depomed, Inc.**
> **Preliminary Proxy Statement filed on Schedule 14A filed by**
>   **Starboard Value LP, et al.**
> **Filed on September 21, 2016**
> **File No. 001-13111**

Dear Mr. Freedman:

We have reviewed the above-captioned filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending the filing or by providing the requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to the filing and any information you provide in response to these comments, we may have additional comments.

General

1. Please note that you must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose the factual foundation for the following assertions and statements included in your preliminary proxy statement and additional soliciting materials. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9.

   - "[t]he current Board has demonstrated a blatant disregard for the best interests of shareholders through a series of actions aimed at severely suppressing shareholder rights" (page 1),

   - "[you] should not be left to wonder what shareholder-unfriendly action the current Board may seek to take next" (page 1),

- the implied suggestion that the nominated board, unlike the current board, will "ensure that [y]our interests as the true owners of Depomed are appropriately represented and protected in the boardroom" (page 1),

- "the Board's apparent failure to identify and unlock opportunities to enhance shareholder value is in large part a function of a troubling misalignment of interest between the directors and Depomed shareholders" (page 21) and

- "…[the] Nominees are more qualified to serve on the Board that the current Depomed directors and more dedicated to protecting the interests of Depomed shareholders" (page 28).

2. Please revise your disclosure to further discuss the "comprehensive plan for Depomed," referenced on page 1.

Reasons for the Solicitation

We are Seriously Concerned with the Board's Track Record of Taking Egregious Actions Aimed at Limiting Shareholder Rights, page 19

3. Please provide additional context for the following statements, or in the alternative, remove the statements from your document. The disclosure without providing additional context, including additional facts, does not appear to be consistent with Exchange Act Rule 14a-9.

- Please clarify that the "all-stock value of $33.00 per share" was based on a fixed exchange ratio. In this regard, we note that that the Horizon all-stock offer was based on a fixed exchange ratio of 0.95 Horizon shares based on the weighted average price of Horizon shares.

- We note the disclosure on page 20 that "[you] believe that Depomed knew [y]our Initial Record Date Request Notice was a placeholder and that [you] would be revising [the] slate of nominees, which under Depomed's onerous Bylaws provisions, would require that [you] submit a new record date request." Please disclose here, as you do on page 16, that on April 25, 2016 Depomed provided a one-time waiver to not set a new Request Record Date.

- We note the first paragraph on page 20 comparing Depomed's recent closing price of $13.92 with the value of the final Horizon offer. Given that Horizon's proposal was based on a fixed exchange ratio, please provide a comparable measurement date when comparing the trading price of Horizon's and Depomed's stock.

We are Concerned with the Board's Lack of Sufficient Stock Ownership, page 21

4. Revise the second paragraph of this section to specify the number of shares held by each of your nominees.

We Believe there are Opportunities Available to the Company to Drive Shareholder Value, page 22

5. Please revise your disclosure to discuss and quantify the "operational savings, debt paydown, and refinance savings" described in the first paragraph of this section.

Our Proposals for the Special Meeting, page 26

6. Revise your disclosure to clarify, if true, that the director removal proposal is conditioned on the election of each successor nominee on proposal 3. Also, please expand your disclosure to discuss the effect on the board if any or none of your six board nominees is not elected but the current directors are removed.

7. We note your disclosure on page 26 that "in light of the unusual cumulative voting mechanics that would be implicated under Section 303(a)(1) of CGCL and the Bylaws if any director is not removed under Proposal 1, the only practical way to effect any Board changes at the Special Meeting is by voting to remove the *entire* Board." Please provide an opinion of counsel on the application of Section 303 of the California Corporations Code to Proposal 1. In addition, please revise your disclosure in this section to provide a more fulsome explanation as to why you are proposing to remove the current board in its entirety. For example, discuss the percentage of votes that would be needed to approve the proposal, if the cumulative voting mechanics referenced on page 26 are triggered.

Proposal 4, page 29

8. We note that if this proposal is approved, the board will be prevented from amending the company's bylaws for 120 days after the date of the special meeting. It appears that a result of this proposal is that, if your slate is elected, the board will not be able to appoint the two Advisors nor any current incumbent director for 121 days after the date of the special meeting. If so, please disclose this. Also, clarify that if the company's current board remains in place (i.e., proposal 1 is not approved) but proposal 4 is approved, the board will be unable to amend its bylaws for 120 days after the date of the special meeting, even in the face of another hostile takeover attempt.

Solicitation of Proxies; Expenses, page 33

9. We note that proxies may be solicited by mail, courier services, Internet, email, telephone, telegraph, facsimile, advertisements or in person. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the

telephone or any e-mail correspondence and any information posted on the Internet must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding in your response letter.

10. Please tell us whether you also plan to solicit requests via Internet chat rooms and tell us which websites you plan to utilize.

<u>Certain Effects Related to this Solicitation, page 40</u>

11. Refer to the section for the "2021 Notes." Please tell us, with a view toward revised disclosure, why you state that the approval of the proposals "are not likely" to result in any payments under the related indenture. Why are you unable to make a definitive statement in this respect?

12. Refer to the section for the "Management Continuity Agreements." Define in your disclosure the term "change in control" and quantify, to the extent possible, the payments arising out of such a change in control if approval of your proposals would result in the first trigger of any potential payment obligations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants possess the facts relating to the disclosures, they are responsible for the accuracy and adequacy of the disclosures.

In responding to our comments, please provide a written statement from each of the participants acknowledging that:

- the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer López, Attorney-Adviser, at (202) 551-3792 or me at (202) 551-3619 with any other questions.

Sincerely,

/s/ Daniel F. Duchovny

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions